                                                                       Exhibit 3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of results of operations and financial condition is based upon and should be read in conjunction with Kroll-O'Gara's Consolidated Financial Statements and Notes. As a result of the acquisitions made by Kroll-O'Gara in 1997, 1998 and 1999, described below, financial results from period-to-period may lack comparability. In May 2000, Kroll-O'Gara decided to retain the Voice and Data Communications Group which had been classified as discontinued operations. Historical amounts have been reclassified to conform to the current categories.

GENERAL INFORMATION AND RECENT DEVELOPMENTS

     As indicated above under "General," Kroll-O'Gara reports its revenue through four groups: the Security Products and Services Group, the Investigations and Intelligence Group, the Voice and Data Communications Group and the Information Security Group.

     Failed Merger and Proposed Separation of Business. On November 15, 1999, Kroll-O'Gara announced that it had entered into a definitive agreement with Blackstone Capital Partners III Merchant Banking Fund L.P. pursuant to which shares held by all Kroll-O'Gara shareholders, other than certain members of management, would be acquired by Blackstone for $18.00 per share in cash. On April 12, 2000, Kroll-O'Gara announced that Blackstone had withdrawn its offer to acquire Kroll-O'Gara shares.

     On August 30, 2000, Kroll-O'Gara announced that the Board of Directors had approved an Agreement and Plan of Reorganization and Dissolution which will separate its two principal operating segments, the Security Products and Services Group and the Investigations and Intelligence Group, into two distinct companies. After the separation, Kroll-O'Gara will be dissolved. Completion of the separation is expected in the fourth quarter of 2000 or first quarter of 2001 and, as is described in this proxy statement, is subject to a number of conditions, including the receipt of a favorable tax ruling and relevant shareholder approvals. When the separation is completed, Kroll-O'Gara's shareholders other than members of the O'Gara Shareholder Group and the Kroll Shareholder Group will own shares in two publicly-traded companies. Each of these companies will continue to hold an equity interest in the Information Security Group, Securify, which will operate as a private company under separate management. This will result in each of Kroll-O'Gara's Groups, other than the Voice and Data Communications Group, being stand-alone companies. Costs associated with the separation in the six months ended June 30, 2000 were approximately $0.7 million ($0.03 per diluted share) and consisted primarily of fees for attorneys, accountants and other related charges. Kroll-O'Gara anticipates additional expenses will be incurred in the second half of 2000.

     Discontinued Operations Subsequently Retained. On April 28, 1999, Kroll-O'Gara's Board of Directors approved a formal plan to discontinue operations of the Voice and Data Communications Group pursuant to several outside expressions of interest to purchase this business. In May 2000, Kroll-O'Gara terminated all then pending negotiations to sell this business to outside third parties and reclassified the results of operations of the Voice and Data Communications Group for all prior periods from discontinued operations to continuing operations. See Note 17(c) to The Kroll-O'Gara Company's Notes to Consolidated Financial Statements for more information.

     Restructuring of Security Products and Services Group Operations. In the third quarter of 2000, Kroll-O'Gara's Security Products and Services Group began implementation of a plan to reduce costs on a post separation basis and anticipates incurring a total non-recurring pre-tax restructuring charge of less than $1.0 million. The primary component of the restructuring charge is severance related to the termination of employees.

     1998 Offering. On May 5, 1998, Kroll-O'Gara completed a public offering of 3,200,000 shares of its common stock at $20.50 per share, resulting in net proceeds to Kroll-O'Gara of $60.4 million. A portion of the net proceeds was used to repay $14.8 million of indebtedness, with the balance being used through the first quarter of 1999 to fund acquisitions, working capital and other general corporate purposes. In addition to the shares sold by Kroll-O'Gara, certain shareholders sold 1,860,000 shares of Kroll-O'Gara common stock in conjunction with this offering.

     Merger with Kroll Holdings. The merger with Kroll Holdings, Inc. was completed on December 1, 1997. In the Kroll Holdings merger, 6,098,561 shares of common stock were issued and an aggregate of $14.5 million in outstanding indebtedness of Kroll Holdings was repaid. Approximately 550,000 additional shares of Kroll-O'Gara common stock were reserved for issuance upon the exercise of options held by Kroll Holdings employees, which were assumed by Kroll-O'Gara.

     Other Acquisitions. Kroll-O'Gara has pursued a strategy of aggressive growth and has completed numerous other acquisitions since the beginning of 1997, some of which have been accounted for as poolings of interest and others of which have been accounted for as purchases.

     Most recently, on May 16, 2000, Kroll-O'Gara acquired substantially all of the assets and assumed certain liabilities of The Search Is On, Inc., a corporation doing business in Nashville, Tennessee. The purchase price of $0.6 million was satisfied with cash of $0.4 million and a note payable of $0.2 million to the former owner. The acquisition has been accounted as a purchase and was effective on May 16, 2000. Goodwill related to this transaction was approximately $0.4 million which is being amortized over 25 years. The Search Is On specializes in obtaining public records information for utilization in providing background investigation to its clients. Its revenues are included in Kroll-O'Gara's Investigations and Intelligence Group.

     Other acquisitions since the beginning of 1997 are listed in the chart which follows.

POOLINGS(1)

       COMPANY                 BUSINESS                 GROUP            DATE ACQUIRED          PRICE
       -------          ----------------------  ---------------------  ------------------  ----------------
Laboratory Specialists  Drug testing            Investigations and     December 7, 1998    1,209,053 shares
  of America, Inc.(2)                           Intelligence
Securify Inc.           Information security    Information Security   December 31, 1998   1,430,936 shares
                        services
Schiff & Associates,    Security architectural  Investigations and     December 31, 1998     169,521 shares
  Inc.                  services                Intelligence
Financial Research,     Business valuation and  Investigations and     March 1, 1999         101,555 shares
  Inc.                  economic damage         Intelligence
                        analysis services
Background America,     Background              Investigations and     June 16, 1999         899,243 shares
  Inc.                  investigation services  Intelligence

PURCHASES(3)

       COMPANY                 BUSINESS                 GROUP            DATE ACQUIRED          PRICE
       -------          ----------------------  ---------------------  ------------------  ----------------
Labbe, S.A.             Armors commercial       Security Products and  January 1, 1997     $10.7 million in
                        vehicles and builds     Services                                   cash and 376,597
                        truck bodies in France                                             shares

       COMPANY                 BUSINESS                 GROUP            DATE ACQUIRED          PRICE
       -------          ----------------------  ---------------------  ------------------  ----------------
Next Destination,       Distributes high        Voice and Data         February 1, 1997    170,234 shares
  Limited               technology products     Communications                             and $1.6 million
                        for the global                                                     in financing
                        positioning satellite
                        and satellite
                        communications markets
International           Advanced security       Security Products and  March 1, 1997       $0.5 million in
  Training,             training                Services                                   cash, 68,086
  Incorporated                                                                             shares and $1.2
                                                                                           million in
                                                                                           financing
ZAO IMEA                Armors cash-in transit  Security Products and  December 1, 1997    $0.6 million in
                        vehicles and            Services                                   cash and 138,889
                        distributes commercial                                             shares
                        bank equipment in
                        Russia
Corplex, Inc.           Investigative and       Investigations and     March 1, 1998       29,207 shares
                        executive protection    Intelligence
                        services
Lindquist Avey          Forensic and            Investigations and     June 1, 1998        $4.7 million in
  MacDonald             investigative           Intelligence                               cash and 278,340
  Baskerville, Inc.     accounting services;                                               shares
                        headquartered in
                        Canada
Kizorek, Inc. (renamed  Video surveillance      Investigations and     July 1, 1998        $0.8 million in
  InPhoto               services                Intelligence                               cash and 352,381
  Surveillance)                                                                            shares
Protec S.A.             Armors cars in          Security Products and  September 30, 1998  $3.2 million in
                        Colombia                Services                                   cash and 38,788
                                                                                           shares
Holder Associates,      Security services in    Investigations and     October 1, 1998     $4.5 million in
  S.A.                  Argentina               Intelligence                               cash and 46,287
                                                                                           shares
Fact Finders Ltd.       Investigates            Investigations and     November 1, 1998    $3.2 million in
                        intellectual property   Intelligence                               cash, plus a
                        infringement cases in                                              3-year earn-out
                        Hong Kong and the                                                  of up to $3.0
                        Peoples Republic of                                                million based on
                        China                                                              profits
The Buchler Phillips    Corporate advisory      Investigations and     April 1, 1999       $12.0 million in
  Group                 practices               Intelligence                               cash and 366,469
                                                                                           shares

---------------
(1) Pooling of interest accounting requires the restating of all prior period consolidated financial information as though the acquired entity had always been a part of Kroll-O'Gara.

(2) In 1997 and 1998 Laboratory Specialists paid a total of approximately $5.9 million to acquire customer lists and related assets from Pathology Laboratories, Ltd., Harrison Laboratories, Inc., Accu-Path Medical Laboratory, Inc., and TOXWORX Laboratories, Inc.

(3) Kroll-O'Gara's consolidated financial statements include the reported results of each entity from its effective date of acquisition forward.

     Revenue recognition. Kroll-O'Gara recognizes net sales from certain military and most commercial armoring contracts using the percentage-of-completion method calculated utilizing the cost-to-cost approach. Under this method, Kroll-O'Gara accrues estimated contract revenues based generally on the percentage that costs to date bear to total estimated costs and recognizes estimated contract losses in full when it becomes likely that a loss will occur. Accordingly, Kroll-O'Gara periodically reviews and revises contract revenues and total cost estimates as the work progresses and as change orders are approved. It reflects adjustments in contract revenues, based upon the percentage of completion, in the period when the estimates are revised. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract revenues, Kroll-O'Gara recognizes a credit or a charge against current earnings, which could be material. Contract costs include all direct material and labor costs, along with certain direct overhead costs related to contract production. Kroll-O'Gara records provisions for any estimated total contract losses on uncompleted contracts in the period in which it concludes that the losses will occur. Changes in estimated total contract costs result in revisions to contract revenue. The revisions are recognized when determined.

     Kroll-O'Gara recognizes revenue from investigative and intelligence services as the services are performed. It records either billed or unbilled accounts receivable based on case-by-case invoicing determinations.

     Kroll-O'Gara recognizes revenue from telecommunications equipment and services as equipment is shipped or as services are provided. Revenue and related direct costs of brokered satellite time are recorded when payments are received from customers.

     Kroll-O'Gara recognizes information security service revenues, which consist of consulting fees on information security projects, ratably over the period of the agreement or according to the completed contract method of accounting for contract revenues, depending on the nature of the agreement.

  RESTRUCTURING OF OPERATIONS

     Due to the large number of acquisitions Kroll-O'Gara completed in 1997 and 1998, integration of the operations of the acquired companies with existing operations became a strategic initiative for Kroll-O'Gara's management in 1999. As part of this initiative, management continuously evaluates its business segments to ensure that its core businesses within the segments are operating efficiently. In 1998, most of the businesses were acquired as part of the Investigations and Intelligence Group. As a result of management's evaluation of this Group, the decision was made to close several less profitable operating facilities so that the Group could focus on integration of existing facilities with the newly acquired businesses. In 1997, the Security Products and Services Group completed several acquisitions as well. In evaluating the operations of this Group, management concluded that a cost savings initiative was required and would be achieved largely through operating process improvements and a corresponding decrease in personnel.

     In the first quarter of 1999, Kroll-O'Gara began implementation of a plan to reduce costs and improve operating efficiencies and recorded a non-recurring pre-tax restructuring charge of approximately $0.5 million. In the second quarter of 1999, Kroll-O'Gara completed the restructuring plan with an additional non-recurring pre-tax restructuring charge of $3.9 million. The principal elements of the restructuring plan were the closure of one Investigations and Intelligence Group office and the relocation of another Investigations and Intelligence Group office and the elimination of approximately 82 employees. The primary components of the restructuring charge were severance costs and lease termination costs. See Note 4(e) to The Kroll-O'Gara Company's Notes to Consolidated Financial Statements for more information.

  RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the items noted as a percentage of net sales:


                                                           FOR THE
                                                   YEAR ENDED DECEMBER 31,
                                                   -----------------------
                                                   1997     1998     1999
                                                   -----    -----    -----
Security products and services
  Commercial.....................................   29.4%    28.3%    25.2%
  Military.......................................   20.8     22.0     12.3
Investigations and intelligence..................   41.5     43.2     54.9
Voice and data communications....................    8.3      6.5      6.2
Information security.............................     --       --      1.3
                                                   -----    -----    -----
     Total net sales.............................  100.0%   100.0%   100.0%
Cost of sales....................................   68.1     65.5     63.2
                                                   -----    -----    -----
  Gross profit...................................   31.9     34.5     36.8
Operating expenses:
  Selling and marketing..........................    7.4      8.2      8.5
  General and administrative.....................   16.3     15.7     23.3
  Separation expenses............................     --       --       --
  Restructuring charge...........................     --       --      1.4
  Failed merger costs............................     --       --      0.5
  Merger related costs...........................    3.4      2.1      1.3
                                                   -----    -----    -----
Operating income (loss)..........................    4.8      8.4      1.9
Other income (expense):
  Interest expense...............................   (2.5)    (1.7)    (1.5)
  Interest income................................    0.1      0.5      0.1
  Other, net.....................................   (0.2)    (0.1)    (0.1)
                                                   -----    -----    -----
Income before provision for income taxes,
  extraordinary item and cumulative effect of
  accounting change..............................    2.2      7.0      0.4
Provision for income taxes.......................    1.6      2.7      0.8
                                                   -----    -----    -----
Income (loss) before extraordinary item and
  cumulative effect of accounting change.........    0.6      4.3     (0.4)
Extraordinary item...............................   (0.1)      --       --
Cumulative effect of accounting change...........   (0.2)      --     (0.2)
                                                   -----    -----    -----
Net income (loss)................................    0.3%     4.3%    (0.6)%
                                                   =====    =====    =====

1999 Compared to 1998

     NET SALES. Net sales for the year ended December 31, 1999 increased $49.7 million, or 18%, from $272.2 million in 1998 to $321.9 million in 1999.

     Security Products and Services Group. Net sales for the Security Products and Services Group decreased $16.0 million, or 12%, from $136.8 million in 1998 to $120.8 million in 1999. The decrease related to a decrease in net sales of military products and services of $20.2 million, or 34%, from $59.8 million in 1998 to $39.6 million in 1999. In April 1998, Kroll-O'Gara began work on a new contract with the U.S. Military to supply 738 armored HMMWVs to the U.S. Army and the U.S. Air Force. In addition, Kroll-O'Gara continued work on a previous contract with the U.S. Military for 360 Up-Armored HMMWVs through July of 1998. The combination of production on the two contracts as well as an aggressive delivery schedule required by the U.S. Air Force relating to the 738 Contract resulted in unusually high levels of production and net sales in 1998. In 1999, levels of production and net sales more nearly approximated those of 1997.

     Also included in net sales for the Security Products and Services Group are sales of commercial armoring products and services, which increased $4.2 million, or 5%, from $77.0 million in 1998 to $81.2 million in 1999. Increases in net sales for security services accounted for the increase in commercial net sales as these services increased $4.1 million, or 43%, for the year ended December 31, 1999 in comparison with 1998. The increase in net sales of security services was primarily the result of increased sales associated with the introduction of driver's training operations in Texas and Mexico in 1999.

     Investigations and Intelligence Group. Net sales for the Investigations and Intelligence Group increased $59.3 million, or 50%, from $117.6 million in 1998 to $176.8 million in 1999. A substantial portion of this increase was a result of the acquisitions of Lindquist Avey, InPhoto, Corplex, Fact Finders, Holder and Buchler Phillips. These acquisitions have increased Kroll-O'Gara's presence in Asia, Europe and Latin America and have strengthened the Business Investigations and Analysis and Financial Services practices on a global scale. Excluding net sales reported by these acquired entities, net sales increased $16.8 million, or 17%, from $98.2 million in 1998 to $115.0 million in 1999. This increase primarily stems from internal growth in the Group's Corporate Services practices.

     Voice and Data Communications Group. Net sales for the Voice and Data Communications Group increased $2.3 million, or 13%, from $17.7 in 1998 to $19.9 million in 1999. This increase resulted from a large satellite telecommunications integration contract received and completed in the second half of 1999.

     Information Security Group. Net sales for the Information Security Group increased $4.2 million from $0.1 million in 1998 to $4.3 million in 1999. The Information Security Group initiated operations in February 1998 but had minimal sales as it was involved in start-up activities for most of the year.

     COST OF SALES AND GROSS PROFIT. Cost of sales increased $25.0 million, or 14%, from $178.4 million in 1998 to $203.5 million in 1999. The increase in cost of sales was due to the acquisitions completed in 1998 and 1999. Excluding these acquisitions, cost of sales increased $1.6 million. Gross profit as a percentage of net sales was 34.5% and 36.8% for 1998 and 1999, respectively. The overall increase in gross profit as a percent of net sales was primarily the result of a shift in sales mix in which higher margin Investigations and Intelligence Group and Information Security Group net sales increased as a percentage of total net sales.

     Gross margins for the Security Products and Services Group were 28.8% and 29.0% in 1998 and 1999, respectively. Gross margin increased as a result of a planned shift in sales mix in the Security Products and Services Group's domestic operations to increased commercial armoring sales and military spare parts sales, both of which have higher margins. However, this gross margin increase was almost completely offset by poor gross margin performance experienced in all foreign operations as a result of competitive pricing pressures and pricing concessions necessitated by foreign economic conditions. A transition to higher levels of armoring in Latin and South America also slowed sales and required some inventory writeoffs. Additionally, currency devaluations in South America hurt margins and slowed sales.

     Gross margins for the Investigations and Intelligence Group were 43.9% and 44.5% in 1998 and 1999, respectively. The increase in gross margin was primarily a result of the acquisition of Buchler Phillips which historically has had higher margins than the other Investigations and Intelligence businesses.

     Gross margins for the Voice and Data Communications Group were 20.0% and 12.1% in 1998 and 1999, respectively. The decrease in gross margin was a result of an increase in the Group's inventory reserve which resulted from technology changes in the telecommunications market effectively reducing demand and lowering sales prices for certain items in the Group's inventory.

     Gross margin at the Information Security Group reflects a full year of operations and was 52.9% in 1999.

     Historically, Kroll-O'Gara has experienced a higher gross margin associated with revenue from its Investigations and Intelligence Group in comparison with the Security Products and Services Group. Management expects the level of gross margin to remain relatively consistent within each Group.

     OPERATING EXPENSES. Operating expenses increased $41.4 million, or 58%, to $112.3 million in 1999 from $70.9 million in 1998. The increase was partially due to the acquisitions completed in 1998 and 1999. Operating expenses of acquired companies represented $24.7 million of total operating expenses in 1999 and $6.4 million of total operating expenses in 1998. Excluding operating expenses of these acquisitions, operating expenses increased $23.1 million net of a $1.5 million recovery of a previously written off bad debt. Included in this increase was a restructuring charge of $4.4 million and $5.0 million for depreciation and amortization of intangible assets including goodwill. In addition, approximately $5.0 million of the increase in expenses related to the additional legal, accounting, insurance and information systems costs required to administer the growth experienced by Kroll-O'Gara since the beginning of 1998. A key component of these costs was the implementation of new enterprise systems at one of the Security Products and Services Group's subsidiaries and at one of the Investigation and Intelligence Group's subsidiaries as well as new corporate financial reporting software. The remaining increase, $10.2 million, related to overall compensation and benefits increases, an increase in the level of personnel working to administer the growth experienced by Kroll-O'Gara since the beginning of 1998 and other administrative, marketing and facility costs.

     In 1998, Kroll-O'Gara recorded approximately $5.7 million in expenses related to the mergers with Laboratory Specialists, Schiff, Securify and Background America. In 1999, Kroll-O'Gara recorded approximately $4.1 million in merger and integration related expenses associated with the above mentioned mergers. In addition, Kroll-O'Gara recorded approximately $1.6 million in failed merger expenses associated with the failed recapitalization merger with Blackstone.

     As a percent of net sales, operating expenses, before merger related, restructuring and failed merger costs, were 23.9% in 1998 and 31.8% in 1999. As mentioned previously, the increase in operating expenses as a percentage of net sales was primarily a result of increased fixed costs to administer the growth experienced by Kroll-O'Gara since the beginning of 1998.

     INTEREST EXPENSE. Interest expense increased $0.3 million, or 6%, to $5.0 million in 1999, compared to $4.7 million in 1998. With the completion of the May 1998 offering, a significant portion of Kroll-O'Gara's indebtedness was repaid (approximately $14.8 million). As a result, Kroll-O'Gara experienced lower interest expense starting in the third quarter of 1998 and continuing through the first quarter of 1999. However, due to the significant number of acquisitions completed in the second half of 1998 and first half of 1999, remaining cash from the offering was utilized. Kroll-O'Gara began to draw on its $25.0 million credit facility in 1999, primarily to fund the $12.0 million cash portion of the Buchler Phillips purchase price and to fund overall growth and working capital, particularly the additional cash needs of the Information Security Group.

     INTEREST INCOME. Interest income decreased $0.9 million, or 68%, to $0.4 million in 1999, compared to $1.3 million in 1998. Net proceeds of the May 1998 offering that were not used to repay debt were invested in short-term instruments with maturities of three months or less. The return on these investments was responsible for the increased interest income in 1998. In 1999, the remaining investments were liquidated to fund acquisitions and increases in working capital needs as a result of acquisitions and growth.

     PROVISION FOR INCOME TAXES. The provision for income taxes was $2.4 million in 1999 in comparison with $7.4 million in 1998. The effective tax rates for the periods were 38% in 1998 and 189% in 1999. In 1999, Kroll-O'Gara booked taxes at an effective rate significantly higher than it had previously experienced largely due to the non-deductibility of some of the merger related expenses incurred in the period as well as increases in nondeductible goodwill and intangible amortization. The 1999 tax provision also reflects the favorable impact of the reversal of the valuation allowance related to certain foreign jurisdiction net operating loss carryforwards, net of other foreign losses that do not have a current benefit. In 1998, Kroll-O'Gara determined that certain of the Kroll Holdings merger expenses qualified for future deductibility which favorably impacted the effective tax rate in 1998.

     In addition, the 1998 tax provision also reflects the favorable impact of foreign locations with statutory tax rates at levels below U.S. tax rates and the reversal of the valuation allowance related to certain foreign net operating loss carryforwards. Certain foreign operations, especially those of the Voice and Data Communications Group, realized losses in 1999 from which Kroll-O'Gara was not able to benefit for tax purposes.

     CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE. Kroll-O'Gara had previously capitalized costs associated with the start-up of activities, including pre-operating costs, organization costs and other start-up costs. These capitalized costs were amortized over periods ranging from one to five years. The capitalized amount, $1.2 million before tax, was expensed in 1999 in accordance with the American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Cost of Start-Up Activities." The amount expensed is shown net of applicable tax benefit of $0.4 million.

     NET INCOME (LOSS). Net income decreased $13.7 million from $11.8 million in 1998 to a loss of $1.9 million in 1999. The decrease was due primarily to a $41.4 million increase in operating expenses, partially offset by $24.7 million in increased gross profit and a decreased provision for income taxes, as discussed above.

1998 Compared to 1997

     NET SALES. Net sales for the year ended December 31, 1998 increased $61.9 million, or 29%, from $210.3 million in 1997 to $272.2 million in 1998.

     Security Products and Services Group. Net sales for the Security Products and Services Group increased $31.3 million, or 30%, from $105.6 million in 1997 to $136.8 million in 1998. The increase included net sales of commercial products and security services, which increased $15.2 million, or 25%, from $61.8 million in 1997 to $77.0 million in 1998. The increase in commercial net sales was primarily due to continued growth in Kroll-O'Gara's international armoring divisions. During 1996, 1997 and 1998, Kroll-O'Gara initiated start-up armoring operations in Mexico, Brazil and the Philippines, and acquired Labbe, IMEA and the assets of Protec.

     Increases in net sales for security services also contributed to the increase in commercial net sales for the Security Products and Services Group. Net sales of these services increased $2.1 million, or 29%, for the year ended December 31, 1998 in comparison with 1997.

     Net sales for the Security Products and Services Group included sales of military products and services, which increased $16.1 million, or 37%, from $43.7 million in 1997 to $59.8 million in 1998. In April 1998, Kroll-O'Gara began work on the 738 Contract. Production on Kroll-O'Gara's previous contract with the U.S. Military for 360 Up-Armored HMMWVs continued through July 1998. The combination of production on the two contracts was a factor in the increase in net sales.

     The U.S. Air Force dictated an aggressive delivery schedule for the 738 Contract. This delivery schedule required Kroll-O'Gara to maintain an increased level of production in 1998 for the Up-Armored HMMWV in comparison with production levels in previous periods.

     Investigations and Intelligence Group. Net sales for the Investigations and Intelligence Group increased $30.3 million, or 35%, from $87.3 million in 1997 to $117.6 million in 1998. The increases in 1998 were primarily due to the inclusion of net sales from the acquisitions of Lindquist Avey, InPhoto, Corplex, Fact Finders and Holder. Excluding net sales reported by these acquired entities, net sales for the Investigations and Intelligence Group would have been $98.2 million for the year ended December 31, 1998, in comparison with $87.3 million for the year ended December 31, 1997, an increase of 12%.

     The increase in net sales without acquisitions in the Investigations and Intelligence Group was the result of an internal growth plan carried out by the Group in 1998. During the year, the Investigations and Intelligence Group opened offices in Dallas, Boston, Houston and Mexico City.

     Voice and Data Communications Group. Net sales for the Voice and Data Communications Group increased $0.2 million, or 1%, from $17.4 million in 1997 to $17.7 million in 1998.

     Information Security Group. The Information Security Group initiated operations in 1998, recording net sales of $0.1 million.

     COST OF SALES AND GROSS PROFIT. Cost of sales increased $35.2 million, or 25%, from $143.2 million in 1997 to $178.4 million in 1998. The increase in cost of sales was due to the increased level of business activity experienced in 1998. Gross profit as a percentage of net sales was 31.9% and 34.5% for 1997 and 1998, respectively. This increase was primarily due to an increase, of approximately 5 percentage points, in gross profit as a percent of net sales experienced in the Investigations and

Intelligence Group. This increase was due to high margin engagements booked during the year which are historically infrequent in nature.

     Gross margins for the Security Products and Services Group were 28.4% and 28.8% in 1997 and 1998, respectively.

     Gross margins for the Voice and Data Communications Group were 17.9% and 20.0% in 1997 and 1998, respectively. The increase in gross margin was a result of a one time reconciliation of cost recognized on air time sold with the satellite communications equipment.

     OPERATING EXPENSES. Operating expenses increased $13.9 million, or 24%, to $70.9 million in 1998 from $57.0 million in 1997. Included in operating expenses in 1997 were approximately $7.2 million in expenses related to the merger with Kroll Holdings. In 1998, Kroll-O'Gara recorded approximately $5.7 million in merger related expenses primarily associated with the Laboratory Specialists, Schiff, Securify and Background America mergers.

     Before merger related expenses, operating expenses increased $15.3 million, or 31%, from $49.8 million in 1997 to $65.2 million in 1998. The increase was primarily attributable to an increase in the level of personnel and professional services required to administer the growth experienced by Kroll-O'Gara in 1998.

     As a percent of net sales, operating expenses, before merger related costs, were 23.7% in 1997 and 23.9% in 1998. As a result of investments made by Kroll-O'Gara in facilities and personnel in previous periods, Kroll-O'Gara did not require additional commitments of fixed cost relative to the level of net sales in 1998.

     INTEREST EXPENSE. Interest expense for the year ended December 31, 1998 decreased $0.6 million, or 11%, to $4.7 million, compared to $5.2 million in 1997. With the completion of the May 1998 offering, a significant portion of Kroll-O'Gara's indebtedness was repaid (approximately $14.8 million). As a result, Kroll-O'Gara experienced lower interest expense starting in the third quarter of 1998.

     On May 30, 1997, Kroll-O'Gara entered into an agreement with institutional investors to issue and sell $35.0 million worth of Senior Notes. This agreement contained a provision for a reduction of the interest rate if specified criteria were met. Kroll-O'Gara complied with the criteria and the step down of rates commenced in the second quarter of 1998. The reduction changed the interest rate from 9.56% to 8.56% and contributed to the decrease in interest expense in 1998.

     INTEREST INCOME. Interest income for the year ended December 31, 1998 increased $1.1 million, or 638%, to $1.3 million, compared to $0.2 million in 1997. Net proceeds of the May 1998 offering that were not used to repay debt were invested in short-term instruments with maturities of three months or less. The return on these investments was responsible for the increase in interest income in 1998.

     PROVISION FOR INCOME TAXES. The provision for income taxes was $7.4 million for the year ended December 31, 1998 in comparison with $3.3 million for the same period in 1997. The effective tax rates for the periods were 72% in 1997 and 38% in 1998. In 1997, Kroll-O'Gara booked taxes at an effective rate significantly higher than it had previously experienced largely due to the non-deductibility of some of the merger related expenses incurred in the period. In 1998, Kroll-O'Gara determined that certain of the Kroll Holdings merger expenses qualified for future deductibility which favorably impacted the effective tax rate in 1998.

     In addition, the 1998 tax provision also reflected the favorable impact of foreign locations with statutory tax rates at levels below U.S. tax rates and the reversal of the valuation allowance related to certain foreign net operating loss carryforwards.

     NET INCOME. Net income increased $11.1 million from $0.7 million in 1997 to $11.8 million in 1998. The increase was due primarily to a $26.7 million increase in gross profit, offset by $13.9 million in increased operating expenses and an increased provision for income taxes, as discussed above.

  LIQUIDITY AND CAPITAL RESOURCES

     General. Kroll-O'Gara historically has met its operating cash needs by utilizing borrowings under its credit arrangements and net proceeds from public offerings to supplement cash provided by operations, excluding non-cash charges such as depreciation and amortization.

     Credit Facility. On September 14, 2000, Kroll-O'Gara amended its credit agreement to provide for an extension of its temporary increase in its revolving line of credit from $25.0 million to $40.0 million. Pursuant to the amended credit agreement, the increase in the revolving line of credit is effective until January 1, 2001, at which time all borrowings in excess of $25.0 million must be repaid. The credit facility continues to provide for a letter of credit facility of approximately $7.6 million. Both the letter of credit facility and the line of credit mature on May 31, 2001. Advances under the revolving line of credit bear interest at rates ranging from prime to prime plus 0.75%, or, at Kroll-O'Gara's option, LIBOR plus 1.50% to LIBOR plus 2.50%, dependent upon a defined financial ratio. Borrowings under this line of credit were approximately $22.8 million and $34.3 million at December 31, 1999 and June 30, 2000, respectively.

     This credit agreement includes financial covenants which, among other restrictions, require the maintenance of certain financial ratios and other financial requirements, including an interest coverage ratio and net worth minimum, and impose limitations on foreign investment, goodwill, additional indebtedness and capital expenditures. Pursuant to the amended credit agreement, certain of these financial ratios were revised. Kroll-O'Gara was not in compliance with certain of these covenants at June 30, 2000. The lender subsequently waived or amended all such events of non-compliance.

     Effective June 3, 1999, with the acquisition of Buchler Phillips, Kroll-O'Gara acquired a demand note with maximum borrowings of pound sterling
2.5 million. The demand note bears interest at the Bank of England's base rate plus 1.5%. Maximum borrowings permitted pursuant to this demand note were approximately $4.0 million. Borrowings outstanding pursuant to this demand note were $3.4 million and $2.9 million, respectively, as translated at December 31, 1999 and June 30, 2000.

     Kroll-O'Gara's $35.0 million of senior unsecured notes payable also contain financial covenants, which among other restrictions, require the maintenance of a minimum level of net worth and a fixed charge coverage ratio. Kroll-O'Gara was not in compliance with the fixed charge coverage ratio at June 30, 2000. The note holders subsequently waived or amended this event of non-compliance.

     As described above, Kroll-O'Gara has entered into an agreement for the separation of its principal business groups into two public companies. Management is currently in discussions with its banks to provide financing subsequent to the separation. Pending the separation, Kroll-O'Gara will require additional sources of capital to supplement operating cash flow, either through amending and increasing its credit facilities, through an equity offering of one of its subsidiaries or both. In the absence of the separation of the businesses, management is of the opinion that there will be sufficient liquidity available from existing operations and credit facilities, which can be supplemented, if necessary, with additional secured or unsecured financing, to finance the continuing operations of Kroll-O'Gara.

     Cash flows from operating activities. Operating activities used $5.3 million in net cash in 1999 in comparison with $13.3 million in net cash used in operating activities in 1998. From the inception in 1993 of Kroll-O'Gara's contract with the U.S. Government to armor the HMMWV through the first quarter of 1998, Kroll-O'Gara was designated a Small Business according to U.S. Government procurement regulations. Thereafter, Kroll-O'Gara's designation was changed to Large Business for government procurement purposes.

     The change in designation has affected contract progress payments from the government, and Kroll-O'Gara's cash flow, in two ways. First, since the change, the progress payments have been determined using a smaller percentage of total cost committed than before. Second, Kroll-O'Gara has been reimbursed for vendor invoices paid instead of expenses incurred. Although these changes do not affect the total amount ultimately collected, they defer some of the amounts previously included as part of a progress payment until the vehicles are delivered.

     The majority of these adjustments to the way Kroll-O'Gara is reimbursed for its military business were applied to the HMMWV contracts in 1998. This resulted in a significant increase in the balance of Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts and its related effect on cash flows from operating activities.

     Kroll-O'Gara will continue to absorb the effect of the change in procurement designation throughout the life of the HMMWV contract. Although there will be no effect on Cash Flows from Operating Activities on a cumulative basis, the change in payment terms will impact accounts receivable and Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts from period-to-period.

     Cash used in operating activities decreased approximately $8.0 million in 1999 as compared to 1998. Unlike the large increase from 1997 to 1998 as a result of the change in timing of progress payments for Kroll-O'Gara's HMMWV contracts, Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts account decreased slightly in 1999. This, combined with the increase in amortization and depreciation expense, partially offset by a $5.4 million increase in cash used for trade receivables and the overall net loss experienced in 1999, contributed to the decreased use of cash from operating activities.

     Cash flows from investing activities. In 1999, Kroll-O'Gara incurred capital expenditures of $19.2 million. Approximately $7.7 million related to the acquisition and implementation of two new enterprise systems, one at its Security Products and Services Group and one at its Investigation and Intelligence Group, as well as upgrades of general information systems unrelated to Kroll-O'Gara's Year 2000 compliance efforts. The Information Security Group incurred approximately $1.3 million of internal use software development costs which were capitalized in 1999. Additional capital expenditures of $6.2 million were made for machinery and equipment. The remaining $4.0 million of capital expenditures related primarily to normal periodic expenditures for leasehold improvements, vehicles and furniture and fixtures. In 1998, Kroll-O'Gara incurred normal periodic capital expenditures of $7.3 million. In 1999, Kroll-O'Gara sold $13.3 million of its marketable securities in order to fund its increased capital expenditure requirements. Additions to databases totaled $4.2 million and $3.9 million for the years ended December 31, 1998 and 1999, respectively.

     The levels of capital expenditures were in excess of the amounts permitted by the credit agreement between Kroll-O'Gara and KeyBank in 1999. KeyBank has provided Kroll-O'Gara a waiver from the requirements of this covenant.

     In addition to capital expenditures, 1999 investing activities included the acquisition of Buchler Phillips which required cash of approximately $12.0 million, net of cash acquired. In 1998, the acquisitions of Lindquist Avey, InPhoto, Holder and Fact Finders as well as the assets of Protec, Pathology Laboratories, Accu-Path, Harrison Laboratories and TOXWORX Laboratories required cash of approximately $18.6 million, net of cash acquired. Management anticipates that, to the extent Kroll-O'Gara continues to pursue strategic acquisitions, additional cash outlays will be required.

     Cash flows from financing activities. Net cash provided by financing activities was $57.9 million and $27.3 million for the years ended December 31, 1998 and 1999, respectively. Cash provided by financing activities for 1999 was primarily provided by borrowings under the bank lines of credit as well as proceeds from the exercise of stock options and warrants. Cash from financing activities in 1998 included approximately $60.4 million in net proceeds from the May offering. In addition, Laboratory Specialists completed a private offering of its stock in June 1998 with proceeds of approximately $2.3 million. Approximately $14.8 million of the proceeds from these transactions was used to repay indebtedness of Kroll-O'Gara.

     Cash flows from financing activities in 1998 also included convertible preferred stock issued by Securify, which was converted to Kroll-O'Gara common stock in Kroll-O'Gara's acquisition of Securify. The net proceeds to Securify associated with these shares were approximately $5.5 million.

     Foreign operations. Kroll-O'Gara attempts to mitigate the risks of doing business in foreign countries by separately incorporating its operations in those countries, maintaining reserves for credit losses, maintaining insurance on equipment to protect against losses related to political risks and terrorism, and using financial instruments to hedge Kroll-O'Gara's risk from translation gains and losses.

     Kroll-O'Gara utilizes derivative financial instruments, in the form of forward contracts, to hedge some of its exposure to foreign currency rate fluctuations. At June 30, 2000, nine such contracts, maturing between July 2000 and January 2002, were outstanding in connection with intercompany demand notes with certain subsidiaries. These contracts are intended to hedge Kroll-O'Gara's exposure to deterioration in the amount outstanding due to changes in currency translation rates. The notional amount, together with amortized premium, and the fair market value associated with these forward contracts were $17.9 million and $1.8 million, respectively. Gains or losses on existing forward instruments are offset against the translation effects reflected in shareholders' equity. The fair value of forward contracts is not recognized in the consolidated financial statements since they are accounted for as hedges. Kroll-O'Gara does not hold or issue derivative financial instruments for trading purposes.

     Quarterly fluctuations. Kroll-O'Gara's operations may fluctuate on a quarterly basis as a result of the timing of contract costs and revenues of its Security Products and Services Group, particularly from its military and governmental contracts which are generally awarded on a periodic and/or sporadic basis. Kroll-O'Gara generally does not have long-term contracts with its clients in its Investigations and Intelligence Group and its ability to generate net sales is dependant upon obtaining many new projects each year, most of which are of a relatively short duration. Period-to-period comparisons within a given year or between years may not be meaningful or indicative of operating results over a full fiscal year.

     New accounting pronouncements. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. Kroll-O'Gara has several forward contracts in place in association with demand notes from certain subsidiaries. These instruments qualify for hedge accounting. Kroll-O'Gara has not yet quantified the impact of adopting SFAS 133 on its financial statements and has not determined the timing of or method of adoption of SFAS 133. However, SFAS 133 could increase volatility in earnings and other comprehensive income.

     The Emerging Issues Task Force (EITF) Issue No. 00-20, "Accounting for Costs Incurred to Acquire or Originate Information for Database Content and Other Collections of Information", states that the EITF is considering different views for the accounting for database costs. One of the views would require Kroll-O'Gara to expense some or all of the database costs that Kroll-O'Gara currently capitalizes and amortizes, which is currently an acceptable alternative. Adoption of a different method of accounting for database costs could have a material impact on Kroll-O'Gara's financial position and results of operations. To date, the EITF has not made any official determinations on this issue.

     Forward-looking statements. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains statements which Kroll-O'Gara believes are forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934. These statements are based upon management's estimates, assumptions and projections and are subject to substantial risks and uncertainties. Factors that could cause actual results to differ materially from those in the forward-looking statements include, among other things: contract delays, reductions or cancellations; cost overruns with regard to fixed price contracts; problems and costs associated with integrating business combinations; various political and economic risks of conducting business outside the United States, including foreign economic conditions and currency rate fluctuations; changes in laws and regulations; adjustments associated with percentage-of-completion accounting; inability of sub-contractors to perform on schedule and meet demand; unexpected competitive pressures resulting in lower margins and volumes; uncertainties in connection with start-up operations and opening new offices; higher- than-anticipated costs of financing the business; loss of senior personnel; and changes in the general level of business activity.